

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

Corrected
July 14, 2016

Jeffrey L. Bewkes
Chief Executive Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Re: **Time Warner Inc.**
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016

Form 8-K
Filed February 10, 2016
File No. 001-15062

Dear Mr. Bewkes:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1. You state on page 4 of the 10-K that your Turner segment operates regional entertainment networks in regions including the Middle East. The beIN website indicates that as of January 2016 beIN offers Turner programming in the Middle East and North Africa, regions that include Syria and Sudan. The beIN website offers subscriptions to programming that includes Turner programming to individuals in Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Form 8-K filed February 10, 2016

Exhibit 99.1

Full-Year Highlight, page 2

3. The presentation of your non-GAAP measures is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued May 17, 2016. Please review this guidance in its entirety when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 if you have questions regarding the comments under the heading, "General." Please contact William Mastrianna, Staff Attorney, at 202-551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications